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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MERRILL LYNCH & CO., INC.

(Name of Issuer)

Common Stock, par value $1.33⅓ per share

(Title of Class of Securities)

590188108

(CUSIP Number)

July 28, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*             The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Kuwait Investment Authority, acting for and on behalf of the Government of the State of Kuwait
Kuwait

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kuwait Investment Authority, acting for and on behalf of the Government of the State of Kuwait
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Kuwait
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 73,871,217
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 73,871,217
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,871,217
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12.	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer:
MERRILL LYNCH & CO., INC.

Item 1(b).	Address of Issuer's Principal Executive Offices:
4 World Financial Center, 250 Vesey Street, New York, NY 10080

Item 2(a).	Name of Person Filing:
Kuwait Investment Authority, acting for and on behalf of the Government of the State of Kuwait

Item 2(b).	Address of Principal Business Office or, if None, Residence:
Kuwait Investment Authority Ministries Complex, Block 3 Safat, Kuwait 13001

Item 2(c).	Citizenship:
Kuwait

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:
590188108

Item 3.	Whether this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c). Not Applicable.

Item 4.	Ownership. The following information is provided as of July 28, 2008.

(a) Amount beneficially owned:
73,871,217

(b) Percent of class:

6.0%

(c) Number of shares as to which Kuwait Investment Authority has:

	(i)	Sole power to vote or to direct the vote:

73,871,217

	(ii)	Shared power to vote or to direct the vote:

0

	(iii)	Sole power to dispose or to direct the disposition of:

73,871,217

	(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.		Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.		Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.		Identification and Classification of Members of the Group.

Not Applicable.

Item 9.		Notice of Dissolution of Group.

Not Applicable.

Item 10.		Certifications.

By signing below each of the undersigned certify that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 06, 2008	KUWAIT INVESTMENT AUTHORITY, acting for and on behalf of the Government of the State of Kuwait

	By:	/s/ Farouk A. Bastaki
Name: Farouk A. Bastaki
Title: Acting Managing Director